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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               ----------------

                       DAVIDSON INCOME REAL ESTATE, L.P.
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                               ----------------

                                    Copy to:
        Bruce C. Strohm, Esq.                     Don S. Hershman, Esq.
 Equity Residential Properties Trust                  Holleb & Coff
      Two North Riverside Plaza                   55 East Monroe Street
       Chicago, Illinois 60606                   Chicago, Illinois 60606
           (312) 474-1300                            (312) 807-4600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
                 $11,379,800                                     $2,275.96
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
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*  For purposes of calculating the filing fee only. Assumes the purchase of
   26,776 Units at a purchase price equal to $425 per Unit in cash.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:        $2,168.86        Filing Party:   ERP Operating Limited Partnership
  Form or Registration Number:   Schedule 14D-1   Date Filed:     September 28, 1999 and amended
                                                                  on October 1, 1999

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                                                              Page 2 of 4 pages

   This statement (the "Statement") constitutes Amendment No. 2 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of Davidson Income Real Estate, L.P. (the "Partnership") Due to a manual entry error, this statement was improperly filed in draft form on October 14, 1999. It is being filed in proper form on October 15, 1999. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Items 1-10.

   Except as follows, incorporated by reference from ERP's Offer to Purchase, dated September 28 and amended and supplemented on October 1, 1999, the Letter of Transmittal dated September 28, 1999, and the Forms of Letter to Unitholders, dated September 28 1999, and October 1, 1999.

Item 1. Security and Subject Company.

   (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 26,776 Units at a purchase price equal to $425 per Unit, less the amount of any distributions declared or made with respect to the Units between July 30, 1999 and November 1, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 1999 (the "Offer Date") (as amended or supplemented from time to time, the "Offer to Purchase"), an amendment to the Offer to Purchase dated October 1, 1999, a supplement to the Offer to Purchase dated October 1, 1999, this amendment to the Offer to Purchase dated October 15, 1999, a second supplement to the Offer to Purchase dated October 15, 1999, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits as listed below. The Issuer had 26,776 Units issued and outstanding held by approximately 3,000 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-K.

Item 10. Additional Information.

   (f) The following language should be read in conjunction with "Section 9. Future Plans" in the Offer to Purchase, dated September 28, 1999:

     The Competing Tender Offer described the originally anticipated term of the Partnership and when the Partnership's assets may be sold or otherwise disposed of. The Competing Tender Offer states that the Partnership's prospectus, dated July 26, 1985, indicated that the Partnership was intended to be self-liquidating and that the Partnership's properties were anticipated to be sold within three to seven years of their acquisition, subject to market conditions. The Competing Tender Offer also states that the Partnership's prospectus indicates that there could be no assurance that the Partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the Partnership would continue until December 31, 2010. The Partnership currently owns four (4) apartment properties. The Competing Tender Offer states that the General Partner continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for the Partnership. The Competing Tender Offer stated that AIMCO Properties, L.P., an affiliate of the General Partner, could not predict when any of the Partnership's properties would be sold or otherwise disposed of and that there was no current plan or intention to sell the properties in the near future. The Purchaser also cannot predict any disposition of any of the Partnership's properties.

Item 11. Material to be Filed as Exhibits.


     (a)(1) Offer to Purchase, dated September 28, 1999 (previously filed).
     (a)(2)    Letter of Transmittal, dated September 28, 1999
               (previously filed).
     (a)(3)    Form of Letter to Unitholders, dated September 28, 1999
               (previously filed).
     (a)(4)    Notice of Withdrawal.
     (a)(5)    Supplement to Offer to Purchase, dated October 1, 1999
               (previously filed).
     (a)(6)    Form of Letter to Unitholders, dated October 1, 1999
               (previously filed).
     (a)(7)    Supplement to Offer to Purchase, dated October 15, 1999.
     (a)(8)    Form of Letter to Unitholders, dated October 15, 1999.
     (a)(9)    Letter of Transmittal, dated October 15, 1999.
     (b)-(f)   Not Applicable.

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                                                              Page 3 of 4 pages

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1999

                                          ERP Operating Limited Partnership

                                          By: Equity Residential Properties
                                           Trust, General Partner

                                              /s/ Bruce C. Strohm
                                          By: _________________________________

                                              Executive Vice President,
                                              General
                                          Its: ________________________________

                                              Counsel and Secretary
                                              _________________________________
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                                                               Page 4 of 4 pages

                                 EXHIBIT INDEX

  Exhibit  Description
  -------  -----------

 (a)(1) Offer to Purchase, dated September 28, 1999 (previously filed).
 (a)(2) Letter of Transmittal, dated September 28, 1999 (previously filed).
 (a)(3)    Form of Letter to Unitholders, dated September 28, 1999
           (previously filed).
 (a)(4)    Notice of Withdrawal.
 (a)(5)    Supplement to Offer to Purchase, dated October 1, 1999
           (previously filed).
 (a)(6)    Form of Letter to Unitholders, dated October 1, 1999
           (previously filed).
 (a)(7)    Supplement to Offer to Purchase, dated October 15, 1999.
 (a)(8)    Form of Letter to Unitholders, dated October 15, 1999.
 (a)(9)    Letter of Transmittal, dated October 15, 1999.
 (b)-(f)   Not Applicable.